UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SUNTERRA CORPORATION
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

86787D 20 8
(CUSIP Number of Class of Securities)

CD Capital Management LLC 2 North Riverside Plaza, Suite 720 Chicago, Illinois 60606 Attention: John Ziegelman Telephone: (312) 466-3226
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Greenberg Traurig, LLP The Metlife Building 200 Park Avenue New York, NY 10166 Attention: Clifford E. Neimeth, Esq. Telephone: (212) 801-9200	Greenberg Traurig, LLP 77 West Wacker Drive Chicago, Illinois 60601 Attention: Peter H. Lieberman, Esq. Telephone: (312) 456-8400

May 19, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(PAGE 1 OF 10 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON: CD Capital Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
31-1816593

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 537,772 (see Item 5)
8. SHARED VOTING POWER 461,434 (see Item 5)
9. SOLE DISPOSITIVE POWER 999,206 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

999,206

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IA,	OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 2 OF 10 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON: John D. Ziegelman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 562,772 (see Item 5)
8. SHARED VOTING POWER 461,434 (see Item 5)
9. SOLE DISPOSITIVE POWER 1,024,206 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,024,206

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IN

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 3 OF 10 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
04-3818748

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 782,000 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER 782,000 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

782,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 4 OF 10 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON: New World Opportunity Partners II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
42-1681457

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 290,122 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

290,122

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 5 OF 10 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 6 of 10 Pages

1.	NAME OF REPORTING PERSON: NWFP I LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
20-3708673

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 171,312 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

171,312

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 6 OF 10 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 7 of 10 Pages

1.	NAME OF REPORTING PERSON: Ziegelman Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

36-4337005

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 25,000 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER 25,000 (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

PN

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 7 OF 10 PAGES)

SCHEDULE 13D/A

CD Capital Management LLC, a Delaware limited liability company (‘‘CD Capital’’), John D. Ziegelman (‘‘Mr. Ziegelman’’), Magnetar Financial LLC, a Delaware limited liability company (‘‘Magnetar’’), New World Opportunity Partners II, LLC, a Delaware limited liability company (‘‘NWOP II’’), NWFP I LLC, a Delaware limited liability company (‘‘NWFP’’), and Ziegelman Partners, L.P., a Delaware limited partnership (‘‘ZP-LP’’ and collectively with CD Capital, Mr. Ziegelman, Magnetar, NWOP II, and NWFP, the ‘‘Reporting Persons’’) are jointly filing this Amendment No. 5 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the ‘‘Commission’’) on December 19, 2005, as amended by Amendment No. 1 thereto filed with the Commission on January 17, 2006, Amendment No. 2 thereto filed with the Commission on February 21, 2006, Amendment No. 3 thereto filed with the Commission on April 24, 2006, and Amendment No. 4 thereto filed with the Commission on April 28, 2006 (collectively, the ‘‘Schedule 13D’’).

The purpose of this Amendment No. 5 is to report the contents of a letter addressing certain concerns of the Reporting Persons regarding the Issuer. Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information:

On May 19, 2006, Mr. Ziegelman of CD Capital delivered to Mr. David Gubbay and Mr. Nicholas J. Benson, Chairman and Chief Executive Officer, respectively, of the Issuer, a letter to the Board of Directors of the Issuer, dated May 19, 2006 (the ‘‘May Letter’’), a copy of which is attached hereto as Exhibit 99.15 and which is incorporated by reference herein. In the May Letter, Mr. Ziegelman expressed his continued disappointment with the Issuer’s management, in particular with respect to the Issuer’s European operations. In light of the concerns expressed in the May Letter with respect to the Issuer’s European operations and its current stock price, Mr. Ziegelman, on behalf of the Reporting Persons, has demanded in the May Letter that the Issuer’s Board of Directors take the following actions:

(i)	Immediately hire an investment bank to sell the European operations, and to assess the Issuer’s strategic alternatives including, but not limited to, retaining and growing the North American business or selling the Issuer (after its general and administrative expenses have been appropriately reduced);

(ii)	Immediately implement a stock repurchase program, utilizing borrowings, and apply the proceeds of the sale of the European operations to such repurchase program; and

(iii)	Reduce the Issuer's overall general and administrative expenses to be consistent with the Issuer's competitors.

The Reporting Persons expressly reserve the right to propose other matters identified in and related to the May Letter, and/or to propose or take actions intended to effect the demands set forth in the May Letter. In addition, the Reporting Persons expressly reserve the right to propose other matters, including without limitation, matters relating to the other issues discussed in the Issues Letter delivered to the Issuer on April 26, 2006 and previously disclosed in this Item 4 to Schedule 13D. CD Capital continues to be willing to enter into a mutually acceptable confidentiality letter to be negotiated with the Issuer, as previously disclosed in this Item 4 to Schedule 13D, pursuant to which CD Capital would be provided with information that could affect the matters addressed in the Issues Letter and in the May Letter. CD Capital has been advised by the Issuer, however, that the Issuer is not willing to enter into a confidentiality agreement with CD Capital until such time as the Audit and Compliance Committee of the Issuer’s Board of Directors concludes its investigation into the allegations with respect to the Issuer’s Spanish operations which the Issuer has recently disclosed. The Reporting Persons expressly hereby reaffirm the reservation of all rights, options and possible future actions heretofore disclosed by them in this Item 4 to Schedule 13D.

(PAGE 8 OF 10 PAGES)

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

Exhibit 99.15	Letter dated May 19, 2006 from Mr. Ziegelman to the Board of Directors of the Issuer.

(PAGE 9 OF 10 PAGES)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 19, 2006

CD CAPITAL MANAGEMENT LLC
By: ZP II LP, its Managing Member
By: C3 Management Inc., its General Partner
BY: /s/ John D. Ziegelman
Name: John D. Ziegelman Title: President
MAGNETAR FINANCIAL LLC
By: /s/ Paul Smith
Name: Paul Smith Title: General Counsel
NEW WORLD OPPORTUNITY PARTNERS II, LLC
By: /s/ Michael Brodsky
Name: Michael Brodsky Title: Managing Member
NWFP I LLC
By: /s/ Michael Brodsky
Name: Michael Brodsky Title: Manager
ZIEGELMAN PARTNERS, L.P.
By: /s/ John D. Ziegelman
Name: John D. Ziegelman Title: Managing Agent
/s/ John D. Ziegelman
JOHN D. ZIEGELMAN

(PAGE 10 OF 10 PAGES)

EXHIBIT INDEX

Exhibit 99.15	Letter dated May 19, 2006 from Mr. Ziegelman to the Board of Directors of the Issuer.